Mercedes-Benz Auto Receivables Trust 2020-1
Investor Report

Collection Period Ended   31-Jan-2023

Amounts in USD

Dates

Collection Period No.	32	
Collection Period (from... to)	1-Jan-2023	31-Jan-2023
Determination Date	13-Feb-2023	
Record Date	14-Feb-2023	
Distribution Date	15-Feb-2023	
Interest Period of the Class A-1 Notes (from... to)	17-Jan-2023	15-Feb-2023 Actual/360 Days 29
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Jan-2023	15-Feb-2023 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	351,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	351,600,000.00	106,369,260.95	93,952,478.67	12,416,782.28	35.315080	0.267214
Class A-4 Notes	80,020,000.00	80,020,000.00	80,020,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,061,220,000.00**	**186,389,260.95**	**173,972,478.67**	**12,416,782.28**		
Overcollateralization	27,225,882.84	27,211,147.07	27,211,147.07			
Adjusted Pool Balance	1,088,445,882.84	213,600,408.02	201,183,625.74			
Yield Supplement Overcollateralization Amount	36,332,043.60	6,504,799.69	6,055,003.32			
Pool Balance	**1,124,777,926.44**	**220,105,207.71**	**207,238,629.06**			

	Amount	Percentage
Initial Overcollateralization Amount	27,225,882.84	2.50%
Target Overcollateralization Amount	27,211,147.07	2.50%
Current Overcollateralization Amount	27,211,147.07	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.262750%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.460000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.550000%	48,752.58	0.138659	12,465,534.86	35.453740
Class A-4 Notes	0.770000%	51,346.17	0.641667	51,346.17	0.641667
Total		**$100,098.75**		**$12,516,881.03**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	12,580,380.14	(1) Total Servicing Fee	183,421.01
Interest Collections	757,573.62	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	145,780.06	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	130,948.35		
Purchase Amounts	19,177.57	(3) Interest Distributable Amount Class A Notes	100,098.75
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	55,176.89	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**13,689,036.63**	(6) Regular Principal Distributable Amount	12,416,782.28
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**13,689,036.63**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	988,734.59
		Total Distribution	**13,689,036.63**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	183,421.01	183,421.01	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	100,098.75	100,098.75	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	48,752.58	48,752.58	0.00
thereof on Class A-4 Notes	51,346.17	51,346.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	100,098.75	100,098.75	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	12,416,782.28	12,416,782.28	0.00
Aggregate Principal Distributable Amount	12,416,782.28	12,416,782.28	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,442,229.41
Reserve Fund Amount - Beginning Balance	5,442,229.41
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	16,891.47
minus Net Investment Earnings	16,891.47
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,442,229.41
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	16,891.47
Net Investment Earnings on the Collection Account	38,285.42
Investment Earnings for the Collection Period	55,176.89

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,124,777,926.44	35,214
Pool Balance beginning of Collection Period	220,105,207.71	13,766
Principal Collections	8,886,562.28	
Principal Collections attributable to Full Pay-offs	3,693,817.86	
Principal Purchase Amounts	19,083.65	
Principal Gross Losses	267,114.86	
Pool Balance end of Collection Period	207,238,629.06	13,190
Pool Factor	18.42%	

	As of Cutoff Date	Current
Weighted Average APR	3.82%	4.04%
Weighted Average Number of Remaining Payments	52.53	27.05
Weighted Average Seasoning (months)	11.02	41.58

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	206,078,085.72	13,136	99.44%
31-60 Days Delinquent	928,121.84	39	0.45%
61-90 Days Delinquent	207,524.15	12	0.10%
91-120 Days Delinquent	24,897.35	3	0.01%
Total	207,238,629.06	13,190	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.112%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	267,114.86	13	9,270,303.32	292
Principal Net Liquidation Proceeds	145,559.99		3,352,666.08	
Principal Recoveries	127,234.59		3,847,620.65	
Principal Net Loss / (Gain)	(5,679.72)		2,070,016.59	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.032%)
Prior Collection Period	(0.042%)
Second Prior Collection Period	(0.250%)
Third Prior Collection Period	0.640 %
Four Month Average	0.079%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.184%
Average Net Loss / (Gain)	7,089.10

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.